SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Full-year launches of R$2.9 billion within annual guidance range

Fourth quarter launches increased 9% y-o-y to R$1.6 billion, while net sales rose 45% y-o-y to R$1.3 billion

FOR IMMEDIATE RELEASE - São Paulo, January 17th 2014 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading national homebuilders with a focus on the Brazilian residential market, today announced operational results for the fourth quarter ending December 31, 2013.

Consolidated Launches

Fourth-quarter launches totaled R$1.6 billion, an increase of 224.9% compared to 3Q13, and 8.7% versus 4Q12. For the full year 2013, launches totaled R$2.9 billion, a decrease of 2.2% compared to 2012. The volume launched is within the annual guidance range of R$2.7 to R$3.3 billion.

In 2013, 37 projects/phases were launched across 11 states. Gafisa accounted for 38% of the PSV of annual launches, Tenda 12% and Alphaville the remaining 50%.

Table 1. Gafisa Group Launches (R$ thousand)

Launches	4Q13	3Q13	Q/Q(%)	4Q12	Y/Y(%)	2013	2012	Y/Y(%)
Gafisa Segment	679,154	107,248	533.3%	813,767	-16.5%	1,085,341	1,608,648	-32.5%
Tenda Segment	88,379	103,644	-14.7%	-	-	338,776	-	-
Alphaville Segment	851,726	287,455	196.3%	675,993	26.0%	1,462,087	1,343,313	8.8%
Total	1,619,260	498,348	224.9%	1,489,760	8.7%	2,886,204	2,951,961	-2.2%

Consolidated Pre-Sales

Fourth-quarter 2013 consolidated pre-sales totaled R$1.3 billion, an increase of 206.0% compared to 3Q13, and 45.0% versus 4Q12. In 2013, sales from launches represented 60% of the total, while sales from inventory comprised the remaining 40%.

* For comparison purposes, 100% of Alphaville's operating results are included in the periods presented in this preview.

Table 2. Gafisa Group Pre-Sales (R$ thousand)

Pre-Sales	4Q13	3Q13	Q/Q(%)	4Q12	Y/Y(%)	2013	2012	Y/Y(%)
Gafisa Segment	454,457	188,716	140.8%	498,452	-8.8%	961,200	1,599,528	-39.9%
Tenda Segment	163,626	150,151	9.0%	-29,653	-	490,403	-74,318	-
Alphaville Segment	694,861	90,127	671.0%	436,442	59.2%	1,062,255	1,107,893	-4.1%
Total	1,312,944	428,994	206.0%	905,241	45.0%	2,513,858	2,633,104	-4.5%

Consolidated Sales over Supply (SoS)

Consolidated sales over supply expanded to 24.8% in the 4Q13, compared to 10.6% in the prior quarter. The consolidated sales speed of full-year 2013 launches was 38.6%.

Table 3. Gafisa Group Sales over Supply (SoS)

Sales Speed	4Q13	3Q13	Q/Q(%)	4Q12	Y/Y(%)	2013	2012	Y/Y(%)
Gafisa Segment	17.8%	9.2%	93.5%	20.1%	-11.4%	31.4%	44.6%	-29.7%
Tenda Segment	20.9%	17.4%	20.5%	-3.7%	-	44.2%	-9.9%	-
Alphaville Segment	35.5%	7.9%	351.4%	35.0%	1.4%	45.6%	57.7%	-20.9%
Total	24.8%	10.6%	134.9%	20.0%	24.0%	38.7%	42.1%	-8.1%

Delivered Projects

Gafisa delivered 26 projects encompassing 6,063 units during the fourth quarter, comprising 1,110 Gafisa units, 3,487 from the Tenda segment and 1,466 from Alphaville. Note that the delivery date is based on the “Delivery Meeting” that takes place with customers, and not physical completion, which is prior to the delivery meeting. In 2013, projects delivered by the Gafisa Group comprised 13,842 units, equating to 89% of the mid-range of full-year delivery guidance (13,500 to 17,500).

Inventory (Properties for Sale)

In the fourth quarter, consolidated inventory at market value increased 9.6% to R$3.9 billion, with increased launches. The market value of Gafisa inventory, which represents 52% of total inventory, reached R$2.1 billion at the end of 4Q13 compared to R$1.9 billion at the end of 3Q13. The market value of Alphaville inventory was R$1.3 billion at the end of 4Q13, a 19.6% increase compared to 3Q13. Tenda inventory was valued at R$618.4 million at the end of 2013, compared to R$714.8 million at the end of 3Q13. Consolidated dissolutions decreased 33.5% compared to 3Q13.

Table 4. Inventory at Market Value 4Q13 x 3Q13 (R$)

Changes in Inventory	3Q13	Launches	Dissolutions	Gross Sales	Price Adjustments	4Q13	Q/Q(%)
Gafisa Segment	1,863,859	679,154	53,446	- 507,903	11,654	2,100,210	12.7%
Tenda Segment	714,788	88,379	75,062	- 238,688	- 21,110	618,431	- 13.5%
Alphaville Segment	1,057,405	851,726	51,637	- 746,498	50,842	1,265,113	19.6%
Total	3,636,052	1,619,260	180,145	- 1,493,089	41,386	3,983,754	9.6%

GAFISA  SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with unit prices exceeding R$500,000.

Gafisa Launches

Fourth-quarter launches reached R$679.1 million and comprised 7 projects/phases located in the city of São Paulo, Campinas, Osasco and Rio de Janeiro. The result represented a significant increase when compared to launches totaling R$107.2 million in 3Q13, but was down 16.5% y-o-y. Full-year launches reached R$1.1 billion, a 32.5% decrease versus the 2012 full-year.

Gafisa Pre-Sales

Fourth-quarter gross pre-sales totaled R$507.9 million, a 93.6% increase when compared to 3Q13. Net pre-sales reached R$454.4 million in 4Q13, a 140.8% increase when compared to 3Q13 and 8.8% decline y-o-y. Units launched during the year represented 45% of total sales, while sales from inventory accounted for the remaining 55%. In 4Q13, sales velocity (sales over supply) was 17.8%, compared to 9.2% in 3Q13, and 20.1% in 4Q12. The sales velocity of Gafisa launches was 39.5% for the year. The segment accounted for 38% of consolidated launches during the year.

The volume of dissolutions in 4Q13 was R$53.4 million, a 26.8% decrease relative to 3Q13. Of the 1,263 Gafisa segment units cancelled and returned to inventory, 50.8% were resold in 2013. In the core markets of São Paulo and Rio de Janeiro, 620 units were cancelled, of which 63.4% were resold in the same period.

Gafisa Delivered Projects

In 2013, Gafisa delivered 22 projects/phases and 4,315 units, equating to 102% of the mid-range of full-year delivery guidance (3,500 to 5,000).

TENDA  SEGMENT

Focuses on affordable residential developments, with unit prices between R$100,000 and R$130,000.

Tenda Launches

Having achieved control of the operational and financial cycle, the Tenda brand resumed launches in 2013 under a new model focused on operating efficiency, risk management and capital discipline.

Fourth-quarter launches totaled R$88.4 million and included 2 projects/phases in the cities of São Paulo and Rio de Janeiro. In 2013, Tenda launched R$338.8 million. The brand accounted for 12% of 2013 consolidated launches.

Tenda Pre-Sales

During the 4Q13, net pre-sales totaled R$163.6 million. Sales from units launched during 2013 represented 44% of the total sales, while sales from inventory accounted for the remaining 56%.

New projects under the Tenda brand are being developed in phases, in which all pre-sales are contingent upon the ability to pass mortgages onto financial institutions. Accordingly, of 2013 launches totaling R$338.8 million, all were launched within the confines of the new Tenda business model. Sales of R$217.4 million were registered, of which R$122.0 million have already been transferred and the remaining R$95.4 million are currently in the process of being transferred. That accounts for 379 units transferred to financial institutions in the 4Q13 and 1,096 mortgage transfers in 2013.

In 4Q13, sales velocity (sales over supply) rose to 20.9%, compared to 17.4% in 3Q13.

Tenda is focused on the completion and delivery of its legacy projects, and is dissolving contracts with ineligible clients, so as to sell the units to qualified customers. The brand’s new business model resulted in a consistent reduction in quarterly dissolutions throughout 2013. Cancellations totaled R$75.0 million in 4Q13, a 60.0% reduction versus third quarter cancellations. Of the 3,799 Tenda units cancelled and returned to inventory, 88.5% were resold to qualified customers in 2013.

Tenda Delivered Projects

During 2013, Tenda delivered 41 projects/phases and 7,027 units, equating to 101% of the mid-range of full-year delivery guidance of 6,500 to 7,500 units for the brand.

ALPHAVILLE  SEGMENT

Focuses on the sale of residential lots, with unit prices between R$100,000 and R$500,000.

Alphaville Launches

For comparison purposes, 100% of Alphaville's operating results are incorporated in the periods presented in this preview.

Fourth-quarter launches totaled R$851.7 million, an increase of 196.3% when compared to 3Q13 and a 26.0% rise versus the year-ago period. Quarterly launches comprised 10 projects/phases across 8 states. The segment accounted for 50% of 2013 consolidated launches.

Alphaville Pre-Sales

Fourth-quarter net pre-sales reached R$694.9 million. The result was up versus the 3Q13, in which net pre-sales totaled R$90.1 million, and was 59.2% higher y-o-y. In 4Q13, sales velocity was 35.5%, compared to 7.9% in 3Q13. In 2013, sales velocity from launches was 45.6%. Sales from launches represented 91% of total sales in the quarter.

Alphaville Delivered Projects

During 2013, Alphaville delivered 5 projects/phases and 2,500 units, equating to 59% of the mid-range of full-year delivery guidance of 3,500 to 5,000 units for the brand. The difference from our guidance is a result of delays in receiving final licenses for effective delivery of the units.

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 59 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, Gafisa and a stake in Alphaville, which offer a variety of residential options to the mid- to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Investor Relations

Danilo Cabrera Phone: +55 11 3025-9242 Fax: +55 11 3025-9348 Email: dmcabrera@gafisa.com.br	Stella Hae Young Hong Phone: +55 11 3025-9305 Fax: +55 11 3025-9348 Email: shong@gafisa.com.br

Media Relations (Brazil)

Fernando Kadaoka

Maquina da Notícia Comunicação Integrada

Phone: +55 11 3147-7498

Fax: +55 11 3147-7900

Email: Fernando.kadaoka@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Appendix– 2013 Launches per Segment

Launched Projects – Gafisa Segment
Project	Launch	Location	PSV (% Co.) R$ thousand	% Sold until Dec/13	PSV Sold until Dec/13
GAFISA
Today Santana	March	São Paulo - SP	83.029	26%	21.946
1Q13			83.029	26%	21.946
Go Maracá	June	São Paulo - SP	72.096	45%	32.105
Follow	June	São Paulo - SP	143.814	68%	98.288
2Q13			215.910	60%	130.394
Delux	August	São Paulo - SP	107.248	26%	27.571
3Q13			107.248	26%	27.571
Axis	October	São Paulo - SP	100.864	26%	26.114
Easy Tatuapé	October	São Paulo - SP	60.986	60%	36.609
Laguna Mall	December	Rio de Janeiro - RJ	30.982	50%	15.614
Square Osasco	December	Osasco - SP	85.814	73%	62.536
Square Santo Amaro	December	São Paulo - SP	169.653	32%	53.941
Wide Cambuí	December	Campinas - SP	156.994	26%	40.925
EQ Jardim Prudência	December	São Paulo - SP	73.860	17%	12.452
4Q13			679.154	37%	248.191
2013			1.085.341	39%	428.102

Launched Projects – Tenda Segment
Project	Launch	Location	PSV (% Co.) R$ thousand	% Sold until Dec/13	PSV Sold until Dec/13
GAFISA
Novo Horizonte - Turíbio	March	São Paulo - SP	67,755	104%	70,602
Vila Cantuária	March	Camaçari - BA	45,941	64%	29,507
1Q13			113,696	88%	100,108
Itaim Paulista Life I	May	São Paulo - SP	33,056	73%	23,972
2Q13			33,056	73%	23,972
Residencial Germania Life - Fase 2	July	Porto Alegre - RS	24,880	59%	14,725
Verde Vida - Fase 1	July	Salvador -BA	37,912	85%	32,292
Jaraguá Life	August	São Paulo - SP	40,852	77%	31,309
3Q13			103,644	76%	78,326
Viva Mais Campo Grande	November	Rio de Janeiro - RJ	40,379	27%	11,029
Chacara Campo Limpo	December	São Paulo - SP	48,000	8%	4,000
4Q13			88,379	17%	15,029
2013			338,776	64%	217,435

Launched Projects – Alphaville Segment
Project	Launch	Location	PSV (% Co.) R$ thousand	% Sold until 12/31/13	PSV Sold until 12/31/13
ALPHAVILLE
Alphaville Castello	March	Itú - SP	61,103	75%	46,097
Terras Alphaville Maricá 2	March	Maricá - RJ	49,725	71%	35,061
1Q13			110,828	73%	81,158
Terras Alphaville Ponta Grossa	May	Ponta Grossa / PR	69,965	94%	66,090
Terras Alphaville Vitória da Conquista F2	June	Vitória da Conquista / BA	66,544	27%	17,945
Terras Alphaville Sergipe F2	June	Barra dos Coqueiros / SE	75,567	43%	32,398
2Q13			212,077	55%	116,433
Alphaville Feira de Santana 2	August	Feira de Santana - BA	106,314	9%	9,758
Alphaville Ribeirão Preto 3	August	Ribeirão Preto - SP	113,734	15%	16,921
Terras Alphaville Camaçari 2	September	Camaçari - BA	67,408	92%	62,009
3Q13			287,455	31%	88,688
Alphaville Volta Redonda	October	Volta Redonda - RJ	107,010	93%	99,536
Alphaville Anápolis	October	Anápolis - GO	73,940	93%	68,412
Terras Alphaville Dourados	October	Dourados - MS	67,691	53%	37,749
Terras Alphavile Linhares	October	Linhares - ES	46,713	23%	10,944
Terras Alphaville Belém	November	Belém - PA	113,250	17%	19,183
Alphaville Ceará	December	Eusébio - CE	146,847	76%	112,071
Alphaville D. Pedro 2	December	Campinas - SP	95,136	77%	72,797
Alphaville Nova Esplanada F4	December	Votorantim - SP	42,839	55%	23,350
Alphaville Litoral Norte 3	December	Camaçari - BA	79,698	71%	56,520
Alphaville D. Pedro 3	December	Campinas - SP	78,603	90%	70,489
4Q13			851,726	67%	571,051
2013			1,462,087	59%	857,330

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 17, 2014

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer